                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                          FIRST OTTAWA BANCSHARES, INC.
                                (Name of Issuer)

                          FIRST OTTAWA BANCSHARES, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    335876108
                      (CUSIP Number of Class of Securities)

                                Joachim J. Brown
                             Chief Executive Officer
                          First Ottawa Bancshares, Inc.
                        701 LaSalle Street, P.O. Box 657
                             Ottawa, Illinois 61350
                                 (815) 434-0044
  (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                              Steven J. Gavin, Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601

                                December 6, 1999
              (Date Tender Offer First Published, Sent or Given to
                                Security Holders)

                            CALCULATION OF FILING FEE
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Transaction Value:*                           Amount of Filing Fee:*

---------------------------------------------------------------------------------------------
$4,999,983                                    $1,000

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

--------------------------------------
* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 87,719 shares at the tender offer price of $57.00 per share.
/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                           Amount Previously Paid: N/A
                                Filing Party: N/A
                          Form or Registration No.: N/A
                                 Date Filed: N/A

ITEM 1.       SECURITY AND ISSUER.

              (a) The issuer of the securities to which this Schedule 13E-4 relates is First Ottawa Bancshares, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 701 LaSalle Street, P.O. Box 657, Ottawa, Illinois 61350.

              (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 87,719 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (the "Shares"), 750,000 of which Shares were outstanding as of December 3, 1999, at a price, net to the seller in cash, without interest thereon, of $57.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that certain of its directors and executive officers intend to tender up to an aggregate of 1,500 Shares pursuant to the Offer. The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

              (c) The information set forth in "Introduction" and "Section 8. Price of Shares; Valuation Opinion" of the Offer to Purchase is incorporated herein by reference.

              (d) Not applicable.

ITEM 2.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

              (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a)-(j) The information set forth in "Introduction" and "Section
11. Source and Amount of Funds," "Section 9. Background; Purpose of the Offer; Certain Effects of the Offer," "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13. Effects of the Offer on the Market for Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.       INTEREST IN SECURITIES OF THE ISSUER.

              The information set forth in "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

              The information set forth in "Introduction" and "Section 11. Source and Amount of Funds," "Section 9. Background; Purpose of the Offer; Certain Effects of the Offer," and "Section 12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.       PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

              The information set forth in "Introduction" and "Section 17. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.       FINANCIAL CONDITION.

              (a)-(b) The information set forth in "Section 10. Certain Information Concerning the Company," Schedule A and Schedule B of the Offer to Purchase is incorporated herein by reference.

ITEM 8.       ADDITIONAL INFORMATION.

              (a) Not applicable.

              (b) The information set forth in "Section 14. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

              (c) The information set forth in "Section 13. Effects of the Offer on the Market for Shares" of the Offer to Purchase is incorporated herein by reference.

              (d) Not applicable.

              (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)         Form of Offer to Purchase, dated December 6, 1999.

         (a)(2)         Form of Letter of Transmittal.

         (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(4) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).

         (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(6) Form of Letter to Stockholders of the Company, dated December 6, 1999, from Joachim J. Brown, Chief Executive Officer of the Company.

         (b)            Not applicable.

         (c)            Not applicable.

         (d)            Not applicable.

         (e)            Not applicable.

         (f)            Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                FIRST OTTAWA BANCSHARES, INC.


                                                By:  /s/ Joachim J. Brown
                                                   ----------------------------
                                                   Joachim J. Brown,
                                                   Chief Executive Officer



Dated:  December 6, 1999

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
(a)(1)            Form of Offer to Purchase, dated December 6, 1999.

(a)(2)            Form of Letter of Transmittal.

(a)(3)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

(a)(4)            Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees
                  (including the Instruction Form).

(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(6)            Form of Letter to Stockholders of the Company, dated December
                  6, 1999, from Joachim J. Brown, Chief Executive Officer of the
                  Company.

(b)               Not applicable.

(c)               Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(f)               Not applicable.